

02005392

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-51035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Conifer Investments, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5550 SW Macadam Avenue, Suite 330
(No. and Street)


RECEIVED
FEB 25 2002
368

Portland, Oregon 97201-3770
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily C. MacDonald (503) 225-1977
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mack, Roberts & Company, L.L.C.
(Name — *if individual, state last, first, middle name*)

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

4380 SW Macadam Avenue, Suite 590, Portland, Oregon 97201
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce A. Jamerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conifer Investments, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public


OFFICIAL SEAL
GWENDOLYN ANN ABERNATHY
NOTARY PUBLIC-OREGON
COMMISSION NO. 329104
MY COMMISSION EXPIRES NOV. 14, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [X] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~ Members' Equity.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONIFER INVESTMENTS, L.L.C.
Portland, Oregon

Financial Statements and Supplementary Information
For the Year Ended December 31, 2001

MACK
ROBERTS
& COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS
4380 S.W. MACADAM, SUITE 590
PORTLAND, OREGON 97201
503/224-0860
FAX 503/248-6788

GEORGE E. MACK III
HARLEY C. ROBERTS, JR.
VAUGHN A. SCHNEIDER
KENNETH F. LAJOY
J. BREWSTER SOUTHWORTH III
ALAN N. RUDERMAN
BRENT D. TURNBULL
KATHY KAEGI-RAUSTEIN
TIMOTHY C. HUFF
CHAD N. HERMAN
YVONNE McVAY
WESLEY RIEGER

January 17, 2002

To the Members
Conifer Investments, L.L.C.
5550 SW Macadam Avenue, Suite 330
Portland, Oregon 97201

At your request, we have audited financial statements and supplementary information for:

CONIFER INVESTMENTS, L.L.C.

as of December 31, 2001, and for the year then ended. We enclose the following:

- Independent Auditor's Report
- Statement of Financial Condition
- Statement of Income (Loss)
- Statement of Cash Flows
- Statement of Changes in Members' Equity
- Statement of Changes in Liabilities Subordinated to Claims of Creditors
- Notes to Financial Statements

Supplementary Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

- Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Very truly yours,



MACK, ROBERTS & COMPANY, L.L.C.

MACK ROBERTS & COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS
4380 S.W. MACADAM, SUITE 590
PORTLAND, OREGON 97201
503/224-0860
FAX 503/248-6788

GEORGE E. MACK III
HARLEY C. ROBERTS, JR.
VAUGHN A. SCHNEIDER
KENNETH F. LAJOY
J. BREWSTER SOUTHWORTH III
ALAN N. RUDERMAN
BRENT D. TURNBULL
KATHY KAEGI-RAUSTEIN
TIMOTHY C. HUFF
CHAD N. HERMAN
YVONNE McVAY
WESLEY RIEGER

INDEPENDENT AUDITOR'S REPORT

To the Members
Conifer Investments, L.L.C.

We have audited the accompanying statement of financial condition of Conifer Investments, L.L.C. as of December 31, 2001, and the related statements of income (loss), changes in members' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conifer Investments, L.L.C. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MACK, ROBERTS & COMPANY, L.L.C.
Portland, Oregon

January 17, 2002

CONIFER INVESTMENTS, L.L.C.
Portland, Oregon

Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 83,505
Accounts receivable - trade	37,317
Unbilled receivables - expense reimbursements	4,361
Note receivable	15,000
Prepaid expenses	5,660
Furniture and equipment at cost,	
less accumulated depreciation of $3,799	12,638
Securities owned, at estimated fair value	13,100
Total assets	$ 171,581

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 21,947
Deferred revenue	12,500
Commitments	
Subordinated borrowing	50,000
Members' equity	87,134
Total liabilities and members' equity	$ 171,581

The accompanying notes are an integral part of these financial statements.

CONIFER INVESTMENTS, L.L.C.

Portland, Oregon

Statement of Income (Loss)
For the Year Ended December 31, 2001

Revenues:		
Investment banking	$	459,248
Interest and dividends		1,564
		460,812
Expenses:		
Salaries and wages		191,165
Bonuses		1,500
Payroll taxes		17,342
Employee benefits		11,364
Office equipment and furniture rentals		52,512
Office space		65,904
Advertising		5,658
Association dues and meetings		4,925
Automobile		1,123
Bad debts		15,000
Bank service charges		488
Broker/Dealer NASD fees		4,722
Computer		12,000
Depreciation		1,030
Employee training		142
Gifts		648
Insurance		1,734
Interest		5,750
Licenses and permits		40
Miscellaneous		846
Office supplies		2,461
Postage and delivery		1,052
Professional fees		12,677
Repairs and maintenance		2,642
Stationery		853
Subscriptions		585
Taxes - local		11,777
Telephone		5,939
Travel and entertainment		7,283
Loss on disposal of fixed assets		478
Loss on decline in fair value of securities owned		85,000
		524,640
Net loss	$	(63,828)

The accompanying notes are an integral part of these financial statements.

CONIFER INVESTMENTS, L.L.C.
Portland, Oregon

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss		$ (63,828)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 1,030	
Loss on decline in fair value of securities owned	85,000	
Loss on disposal of fixed assets	478	
(Increase) decrease in operating assets:		
Accounts receivable - trade	(15,684)	
Unbilled receivables	55,639	
Prepaid expenses	4,277	
Increase in operating liabilities:		
Accounts payable and accrued expenses	3,308	
Deferred revenue	12,500	
Total adjustments		146,548
Net cash provided by operating activities		82,720
Cash flows from investing activities:		
Capital expenditures	(969)	
Issuance of note receivable	(15,000)	
Net cash used by investing activities		(15,969)
Cash flows from financing activities:		
Capital contributions	12,131	
Distributions to members	(84,091)	
Net cash used by financing activities		(71,960)
Decrease in cash and cash equivalents		(5,209)
Cash and cash equivalents at beginning of year		88,714
Cash and cash equivalents at end of year		$ 83,505

The accompanying notes are an integral part of these financial statements.

CONIFER INVESTMENTS, L.L.C.
Portland, Oregon

Statement of Changes in Members' Equity
For the Year Ended December 31, 2001

Balance at January 1, 2001	$	210,376
Distributions to members		(84,091)
Capital contributions		24,677
Net loss		(63,828)
Balance at December 31, 2001	$	87,134

The accompanying notes are an integral part of these financial statements.

CONIFER INVESTMENTS, L.L.C.
Portland, Oregon

Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2001

Subrodinated borrowings at January 1, 2001	$ 50,000
Increases (Decreases)	-
Subordinated borrowing at December 31, 2001	$ 50,000

The accompanying notes are an integral part of these financial statements.

CONIFER INVESTMENTS, L.L.C.
Portland, Oregon

Notes to Financial Statements
December 31, 2001

1. Organization and Nature of Business

Conifer Investments, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Oregon limited liability company located in Portland, Oregon. The Company provides investment banking services to corporate clients, who are primarily located in Utah, South Dakota and the Pacific Northwest and who are primarily in the technology, energy and manufacturing industries. In the ordinary course of business the Company does not obtain collateral from its clients.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues are fees earned for providing merger-and-acquisition, advisory and equity private placement services to corporate clients. Included in these revenues are advisory and success fees. Success fees are recorded upon the attainment of predetermined objectives pursuant to a written contract with a client. Advisory fees are recorded in the month in which they are earned.

Accounts Receivable and Unbilled Receivables
Unbilled receivables represent reimbursable expenses paid for on behalf of clients receiving advisory services who have not yet been billed. Management records an allowance for uncollectible accounts receivable and unbilled receivables when they believe that realization of the recorded amount may not occur. At December 31, 2001, the allowance for uncollectible accounts is zero.

Depreciation
Depreciation is computed using accelerated methods for all depreciable assets.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

3. Securities Owned

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities at estimated fair values consist of warrants of $13,100.

4. Subordinated Borrowing

The company has a borrowing under a subordination agreement with the majority member at December 31, 2001, as follows:

Subordination note payable bearing interest at 11.5% per annum due September 30, 2002	$ 50,000

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest accrued and unpaid at December 31, 2001, related to the note of $13,091 is included in accounts payable and accrued expenses.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $48,894, which was $43,894 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.45 to 1.

6. Other Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 governing reserve, possession and control requirements. As of December 31, 2001, the Company was in compliance with the conditions of the exemption. Accordingly, supplementary schedules calculating these amounts have been excluded from the supplementary information.

7. Income Taxes

The Company is a limited liability company. In lieu of corporation income taxes, the members of the Company are taxed on their allocable share of the Company's income or loss, as applicable.

8. Lease Commitments

The Company leased office equipment and furniture from the majority member, a related party, under operating leases, which expired in various months through the year 2001. In 2002 and thereafter the Company will lease artwork from the majority member on a month-to-month basis. Additionally, the Company leases office space under an operating lease that expires in October 2004.

8. Lease Commitments – continued

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2001, and related party month-to-month leases wherein renewal is assumed through 2006, over the next five years are:

Year Ended December 31	Office Space	Related Party	Total
2002	$ 66,180	$ 10,927	$ 77,107
2003	66,508	8,941	75,449
2004	56,790	8,941	65,731
2005	-	8,941	8,941
2006	-	8,941	8,941
Total minimum future rental payments	$ 189,478	$ 46,691	$ 236,169

Following is a summary of rental expense incurred during 2001:

Minimum rentals under related party leases	$ 52,512
Minimum rentals under office space lease	64,660
Total minimum rentals under operating leases	117,172
Other rental charges	1,762
Total rent expense	$ 118,934

The related party operating lease provides for renewal options for periods on a month-to-month basis at its fair market value at the time of renewal. In the normal course of business, the related party operating lease is renewed.

9. Related Party Transactions

Following is a summary of balances and transactions with related parties as of and for the year ended December 31, 2001:

$ 52,512 Rent expense under operating leases to majority member.

$ 50,000 Subordinated note payable due to majority member bearing interest at 11.5% per annum.

$ 13,091 Accrued interest on subordinated note payable at December 31, 2001.

$ 5,750 Interest expense charged on subordinated note payable due to majority member. This amount is accrued at December 31, 2001.

10. Advertising Costs

Advertising costs are charged to operations when incurred. Advertising expense for 2001 totaled $5,658.

11. Concentration of Credit Risk

The Company maintains a cash balance in a money market fund, which is not insured. The balance in the money market fund at December 31, 2001 was $8,192.

12. Economic Dependence

During 2001, 33%, 29%, 17%, and 12% of the Company's investment banking revenues were earned from four clients. At December 31, 2001, $39,094 of the Company's trade accounts receivable was due from these clients.

13. Supplemental Disclosure of Cash Flow Information

The Company did not pay any interest or income taxes in 2001.

14. Schedule of Noncash Financing Activities

The majority member of the Company contributed office equipment and furniture with a net book value of $12,546 in 2001.

15. SIMPLE Plan

The Company maintains a SIMPLE retirement plan for its employees, wherein the Company matches employee contributions up to 3% of their eligible compensation. In 2001 the Company contributed $4,792 in matching contributions.

16. Note Receivable

At December 31, 2001, the Company has a note receivable of $15,000 that bears interest at 8% per annum. Monthly interest only payments are due through January 2002. Thereafter principal and interest payments are due monthly through January 2004.

SUPPLEMENTARY INFORMATION

CONIFER INVESTMENTS, L.L.C.

Portland, Oregon

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2001

Net Capital		
Total members' equity qualified for net capital		$ 87,134
Add:		
Subordinated borrowing allowable in computation of net capital		50,000
Total capital and allowable subordinated borrowing		137,134
Deductions:		
Nonallowable assets:		
Securities not readily marketable	$ 13,100	
Accounts receivable - trade	37,317	
Unbilled receivables	4,361	
Note receivable	15,000	
Prepaid expenses	5,660	
Furniture and equipment	12,638	
		88,076
Net capital before haircut on securities positions (tentative net capital)		49,058
Haircuts on securities:		
Fidelity cash reserves	164	
		164
Net capital		$ 48,894
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 21,947
Total aggregate indebtedness		$ 21,947
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		$ 1,463
Minimum net capital required (dollar minimum)		$ 5,000
Minimum net capital required (greater of above amounts)		$ 5,000
Excess net capital		$ 43,894
Excess net capital at 1,000 percent		$ 46,699
Ratio: Aggregate indebtedness to net capital		0.45 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 45,684
Net audit adjustments		3,210
Net capital per above		$ 48,894

MACK
ROBERTS
& COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS
4380 S.W. MACADAM, SUITE 590
PORTLAND, OREGON 97201
503/224-0860
FAX 503/248-6788

GEORGE E. MACK III
HARLEY C. ROBERTS, JR.
VAUGHN A. SCHNEIDER
KENNETH F. LAJOY
J. BREWSTER SOUTHWORTH III
ALAN N. RUDERMAN
BRENT D. TURNBULL
KATHY KAEGI-RAUSTEIN
TIMOTHY C. HUFF
CHAD N. HERMAN
YVONNE McVAY
WESLEY RIEGER

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Conifer Investments, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedule of Conifer Investments, L.L.C. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers Registration, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MACK, ROBERTS & COMPANY, L.L.C.
Portland, Oregon

January 17, 2002